Free Writing Prospectus	Filed Pursuant to Rule 433(d)

Registration Statement No. 333-157296

TERM SHEET

Dated July 6, 2011

Issuer:	Japan Finance Corporation (JFC)

Security:	2.250% Guaranteed Bonds due July 13, 2016

Ratings:	Moody’s: Aa2/watch negative; S&P: AA-/negative outlook Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	US$2,000,000,000

Denomination:	US$200,000 x US$1,000

Pricing Date:	July 6, 2011

Settlement Date:	July 13, 2011

Maturity Date:	July 13, 2016

Coupon:	2.250% (Semi-annual, 30/360)

Interest Payment Dates:	January 13 and July 13 of each year, commencing January 13, 2012 and ending July 13, 2016.

Redemption after the Occurrence of a Tax Event:	JFC may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JFC is required to pay, as described in the prospectus supplement

Price to Public:	99.756%

Underwriting Discount:	0.125%

Proceeds, before Expenses, to JFC:	99.631%

Benchmark U.S. Treasury:	1.5% due June 30, 2016

Benchmark Yield:	1.659%

Spread:	64.30bps

Yield:	2.302%

Joint Lead Managers:	J.P. Morgan Securities Ltd. Merrill Lynch, Pierce, Fenner & Smith Incorporated BNP PARIBAS Daiwa Capital Markets Europe Limited

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (International global bond held at the common depositary); DTC (DTC global bond)

International Global Bond ISIN:	XS0615237152

International Global Bond Common Code:	61523715

DTC Global Bond ISIN:	US471065AH55

DTC Global Bond CUSIP:	471065 AH5

Use of Proceeds:	The net proceeds of the issue of the bonds will be used solely and exclusively for the operations of Japan Bank for International Cooperation or “JBIC”, the international arm of JFC.

Governing Law:	New York

Listing:	London Stock Exchange’s Regulated Market

You can access JFC’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

http://www.sec.gov/Archives/edgar/data/1109604/000119312511181144/d424b5.htm

Each purchaser of the bonds offered hereby will be deemed to have represented that it is a “Gross Recipient” as defined on page S-3 of the foregoing prospectus supplement.

JFC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JFC has filed with the SEC for more complete information about JFC and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, JFC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Ltd. at +44-207-7793130.